PILOT SERVICES AGREEMENT


          This Agreement made and entered into this day of November 1, 1996 , by and between Choice Hotels Holdings, Inc. (to be named Choice Hotels International, Inc.), a corporation incorporated under the laws of the State of Delaware, with principal offices at 10750 Columbia Pike, Silver Spring, Maryland 20901 (hereinafter referred to as "Choice") and Manor Care, Inc., a corporation incorporated under the laws of the State of Delaware, with principal offices at 11555 Darnestown Road, Gaithersburg, Maryland 20878 (hereinafter referred to as "Manor Care");

WITNESSETH, that

          WHEREAS, Manor Care has five (5) full-time pilots, and three (3) contract pilots.

          NOW THEREFORE, each party declaring their mutual intention to enter into and be bound by this PILOT SERVICES AGREEMENT, and for the good and valuable consideration set forth below, hereby covenant and agree as follows:

          1. Manor Care agrees to provide two fully qualified pilot(s) (hereinafter referred to as "leased pilot(s)") to Choice in exchange for the good and valuable consideration detailed herein.

          2. Choice agrees to pay all reasonable expenses (i.e., meals, hotels, phone, etc.) of the leased pilot(s). Manor Care shall document the total number of pilot-days leased and shall submit an invoice to Choice on a monthly basis. Choice shall pay to Manor Care $275.00 for each pilot-day, due thirty (30) days after receipt of the invoice.

          3. Choice will request the leased pilot as far in advance as possible and in any case, at least 24-hours in advance of planned departure. Requests for use of leased pilot(s) shall be in the form mutually convenient to and agreed upon by the parties. Manor Care shall have final authority over the scheduling of its pilots and shall use its best efforts to accommodate the needs of Choice.

          4. Manor Care is solely responsible for salary and benefits of its pilot(s).

          5. The term of this Agreement shall commence on the date hereof and shall remain in effect through the end of the first full Fiscal Year immediately following the date hereof. Unless terminated pursuant to the terms hereof, the Agreement shall automatically renew each Fiscal Year thereafter for the extended



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term of said Fiscal Year and shall not extend past the last day of the thirtieth (30th) month following the date hereof; provided, however, that either party may terminate this Agreement upon 30 days prior written notice.

          6. Choice shall defend and indemnify Manor Care against any liabilities, damages or losses by reason of personal injury, death or property damage arising from use of Manor Care aircraft, except where such liabilities, damages or losses are proximately caused by the sole negligence of the leased pilot(s).

          7. The terms and provisions of this Agreement are intended to reflect commercially reasonable terms and conditions (including, but not limited to, pricing) that are at least as favorable and as competitive to Choice as the terms and conditions Manor Care would grant or require of third parties for substantially similar goods and services.

                             CHOICE HOTELS HOLDINGS, INC.


                             BY:  /s/ James A. MacCutcheon
                                      James A. MacCutcheon

                             TITLE:  Executive Vice President, Chief
                                     Financial Officer & Treasurer

                              MANOR CARE, INC.

                             BY:  /s/ James H. Rempe
                                      James H. Rempe

                             TITLE:  Senior Vice President & Secretary